October 12, 2012

VIA EDGAR TRANSMISSION

Michelle Roberts

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Ladies and Gentlemen:

On August 2, 2012, Northern Lights Variable Trust (the “Registrant”), on behalf of the Leader Short-Term Bond Portfolio (the “Portfolio”), a series of the Registrant, filed Post-Effective Amendment No. 66 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  On September 12, 2012, you provided oral comments.  Please find below Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.  Your comments are set forth below and each is followed by the Registrant’s response.

The prospectus, which has been marked to show response letter-related edits and other minor corrections, is included to aid in the review of the Registrant’s responses.

General

1.

Comment:

Please provide a response letter filed as correspondence prior to filing any amendments to the Registrant’s registration statement relating to the Portfolio.

Response:

The Registrant is providing this correspondence prior to filing any amendments to the Registration Statement which relate to this Portfolio.

2.

Comment:

The filing contained certain missing information.  Please confirm that all missing information will be included in an amendment.

Response:

The Registrant confirms that any brackets and/or blanks will be removed prior to, or included in the definitive Prospectus and Statement of Additional Information filed pursuant to Rule 497.

Prospectus

3.

Comment:

In the Fund Summary  / Fees and Expenses of the Fund, delete the first sentence of footnote 2 as the narrative preceding the table already contains the information.

Response:

Registrant has made the requested revision.

4.

Comment:

In the Fund Summary / Fees and Expenses of the Fund, with respect to the contractual fee reimbursement agreement referenced in the Prospectus, assuming such agreement will be in effect for at least one year after the date of the Prospectus, update the Fee Table to reflect such expense reimbursement agreement.

Response:

The Registrant confirms that the fee reimbursement agreement will be in effect for at least one year after the date of the Prospectus.  However, the fee table in the Prospectus does not include a reference to the fee waiver and expense reimbursement agreement because the operating expenses of the Portfolio are currently estimated to be lower than the expense cap in effect.  In the future, if the actual expenses exceed the expense cap, Registrant will update the table accordingly.

5.

Comment:

Under Principal Investment Strategies, please move the parenthetical, “(also known as ‘junk bonds’)” as suggested so that it includes the phrase “debt securities.”

Response:  Registrant has made the requested revision.  The disclosure now reads:

“The Portfolio expects to achieve its objectives by investing in a portfolio of investment grade debt securities and non-investment grade debt securities (also known as “junk bonds”), both domestic and foreign.”

6.

Comment:

In the Principal Investment Strategies section, reference is made to “strips.”  Please capitalize “STRIPS” here and throughout the prospectus, and provide an explanatory parenthetical.

Response:  The requested revisions have been made, and the following explanatory parenthetical added:

“separate trading of registered interest and principal of securities (“STRIPS”) (mortgage- and asset-backed securities entitling the holder to disproportionate interests with respect to the allocation of interest and principal of the assets backing the security)”

7.

Comment:

In the Principal Investment Strategies section, the Registrant states that “[t]he Portfolio may invest up to 20% of its assets in cash…”  Please specify how the Portfolio intends to invest up to 20% in cash, cash equivalents and fixed income securities.

Response:  Registrant has revised this paragraph to clarify that the 10% may be invested in cash and cash equivalents, including floating- and variable- rate securities, and money market funds which invest in short-term U.S. Treasury securities and their equivalent.

“The Portfolio may invest up to 20% of its assets in cash, cash equivalents, including floating- and variable-rate securities, and money market funds which invest in short-term U.S. Treasury securities, or their equivalent. .  By keeping some cash or cash equivalents, the Portfolio may avoid realizing gains and losses from selling investments when there are shareholder redemptions.  However, the Portfolio may have difficulty meeting its investment objectives when holding a significant cash position.”

8.

Comment:

In the Principal Investment Strategies section, the Registrant states “[f]loating- and variable-rate securities will be considered as cash equivalents.”  In correspondence to the staff, please state the basis for this position.  Also, include a brief description so contract owners will know what the Registrant will treat as cash equivalents.  In the alternative, please consider deleting the sentence and include disclosure that as part of the 20% bucket, the adviser will be investing in cash equivalents including floating- and variable-rate securities.”

Response:  The suggested revision has been made, as reflected in Item 7.

In addition to the foregoing, each of the typographical errors you pointed out have been corrected in the Registration Statement.

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The Registrant has authorized Thompson Hine to convey to you that the Registrant acknowledges the following:

The Registrant hereby acknowledges that:  (i) the Registrant is responsible for the adequacy and the accuracy of the disclosure in filings related to the matters addressed in this letter; (ii) comments of the SEC staff or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to such filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned or Cassandra Borchers at 513.352.6632 with any questions or comments concerning the foregoing.

/s/ Thompson Hine, LLP

Thompson Hine, LLP